

Mail Stop 3561

October 31, 2008

Mr. Michael D. Parnell
Chief Executive Officer
Calypso Media Services Group, Inc.
12 North Washington Street
Montoursville, Pennsylvania 17754

      Re: Calypso Media Services Group, Inc.
               Registration Statement on Form S-1
               Filed October 17, 2008
               File No. 333-153315

Dear Mr. Parnell:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment one in our letter dated September 30, 2008 and the reduced size of the offering. We note, however, that you are registering the sale of 579,000 shares and that, according to your response, this amount is approximately 80% of the outstanding shares held by non-affiliates. Please further clarify your belief regarding the company's ability to conduct such an offering consistent with Rule 415(a)(1)(i).

2.   We note your response to prior comment two. Please revise to disclose the size of the offering as an approximate percentage of the company's outstanding shares held by non-affiliates.

*   *   *

        As appropriate, please amend your registration statement and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please contact Louis Rambo at (202) 551-3289, or Jim Lopez at (202) 551-3536 with any other questions.

                                        Sincerely,

                                        John Reynolds
                                        Assistant Director

cc: Leonard E. Neilson, Esq.
        Leonard E. Neilson, P.C.
        Via Facsimile: (801) 733-0808